Exhibit 99.1

Press Release - Paris, 11 November 2005

Patrick Ricard has informed the Board of Pernod Ricard that Richard Burrows intends to retire shortly, from early 2006. Richard Burrows will remain a member of the Board as well as non-executive chairman of Irish Distillers. He will also be available to the Group to carry out projects that it may entrust to him.

After his retirement, the management of the Group will be carried out by Patrick Ricard, chairman and CEO, and Pierre Pringuet, Director General.

Patrick Ricard and the Board paid tribute to the contribution that Richard Burrows has made to the growth of Pernod Ricard, first as chairman and CEO of Irish Distillers, and subsequently as joint Director General of Pernod Ricard.

For more information, please contact:

Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

SIEGE SOCIAL : 12, PLACE DES ETATS-UNIS - 75783 PARIS CEDEX 16

SOCIETE ANONYME AU CAPITAL DE 290 383 913 €

TELEPHONE : 01 41 00 41 00 – TELECOPIE : 01 41 00 40 85 – R.C.S. PARIS B 582 041 943